# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Republic Services, Inc., CIK 0001060391
CUSIP: 760759100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5353 East City North Drive, Phoenix, Arizona (AZ), 85054
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0001104659-08-046688
Filed by CIK 0001052192
Persons authorized to receive notices and communications: Jeff Shim, Esq., 2365 Carillon Point, Kirkland, Washington (WA), 98033, (425) 889-7900

## Reporting persons
- Cascade Investment, L.L.C. (CIK 0001052192): type of reporting person: other (OO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 109,816,832; shared voting power 0; sole dispositive power 109,816,832; shared dispositive power 0; aggregate amount beneficially owned 109,816,832 (35.6% of the class)
  Comment: All shares of the common stock, $0.01 par value per share (the "Common Stock") of Republic Services, Inc. (the "Issuer") held by Cascade Investment, L.L.C. ("Cascade") may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 308,804,970 shares of Common Stock outstanding as of February 10, 2026, as reported on the Issuer's Form 10-K filed on February 18, 2026.
- William H. Gates III (CIK 0000902012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 109,816,832; shared voting power 0; sole dispositive power 109,816,832; shared dispositive power 0; aggregate amount beneficially owned 109,816,832 (35.6% of the class)
  Comment: All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 308,804,970 shares of Common Stock outstanding as of February 10, 2026, as reported on the Issuer's Form 10-K filed on February 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Republic Services, Inc.
Address of issuer's principal executive offices: 5353 East City North Drive, Phoenix, Arizona (AZ), 85054
Comment:
This Amendment No. 27 to Schedule 13D ("Amendment") amends and restates in its entirety the Schedule 13D previously filed by Cascade Investment, L.L.C. ("Cascade"), William H. Gates III ("Mr. Gates," together with Cascade, the "Reporting Persons"), the Bill & Melinda Gates Foundation Trust (the "Trust"), and Melinda French Gates with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008; August 18, 2008; September 22, 2008; December 16, 2008; January 15, 2009; January 29, 2009; February 9, 2009; February 23, 2009; March 3, 2009; October 30, 2009; November 5, 2010; August 19, 2011; December 9, 2011; May 4, 2012; May 25, 2012; August 3, 2012; November 19, 2012; June 12, 2014; July 1, 2014; August 5, 2014; August 26, 2014; September 23, 2014; November 3, 2015; August 1, 2017; July 30, 2018; and February 18, 2022, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Republic Services, Inc. (the "Issuer"). As disclosed in a prior amendment, the Trust and Melinda French Gates are no longer reporting persons hereunder.

This Amendment is being filed due to an increase in the percentage of the Reporting Persons' ownership resulting from a decrease in the Issuer's outstanding shares of Common Stock, and not due to any recent acquisitions by Cascade.

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly by Cascade and Mr. Gates.
Residence or business address:
The business addresses of Cascade and Mr. Gates are as follows:

Cascade - 2365 Carillon Point, Kirkland, Washington 98033

Mr. Gates - 500 Fifth Avenue North, Seattle, Washington 98109
Present principal occupation or employment:
Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its sole member. The address of Cascade's principal office is set forth in paragraph (b) of this item.

Mr. Gates, a natural person, is Trustee of the Gates Foundation (the "Foundation") and its asset trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mr. Gates is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Cascade purchased the Common Stock with working capital.

The increase in percentage of Common Stock owned by the Reporting Persons is due to a decrease in the number of Common Stock outstanding, and not due to any recent acquisitions by Cascade.

## Item 4. Purpose of Transaction
Purpose of transaction:
Cascade is acquiring shares of Common Stock of the Issuer for investment purposes.

Cascade's decisions about how many shares to purchase and over what timeframe depend on market conditions and valuations. There can be no assurances that Cascade will continue purchasing shares or that it will materially increase its percentage of ownership of the Issuer. Cascade expects to use working capital to fund any such purchases.

The Reporting Persons consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer and reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. This may include increasing or decreasing their ownership interest in the Issuer depending upon subsequent changes to market conditions, developments affecting the Issuer, their general investment policies or other factors.

Michael Larson, Cascade's business manager and an employee of Mr. Gates, and Thomas Handley, an employee of Mr. Gates, serve on the Issuer's board of directors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Signatures
- Cascade Investment, L.L.C.: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for Michael Larson, Business Manager (02/20/2026)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (02/20/2026)
Comment: This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated July 21, 2008, and included with the signature page to the Reporting Persons' Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade's Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.